Whitaker Chalk Swindle & Schwartz PLLC
Attorneys at Law
301 Commerce Street, Suite 3500
Fort Worth, Texas 76102-4186

(817) 878-0500
Metro (817) 429-6268
www.whitakerchalk.com
John R. Fahy
Direct Dial (817) 878-0547	jfahy@WhitakerChalk.com

May 13, 2013

VIA E-MAIL AND EDGAR

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           PHAZAR CORP.
Schedule 13E-3
Filed April 2, 2013 by PHAZAR Corp., QAR Industries, Inc., Antenna Products
Acquisition Corp., Robert E. Fitzgerald, and Concorde Equity II, LLC
File No. 005-45843
PREM filed on Schedule 14A
Filed April 2, 2013 File No. 000-12866

Dear Mr. Duchovny:

On behalf of Phazar Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2013 (the “Comment Letter”) on the above-referenced Schedule 13E-3 and preliminary proxy statement filings, we submit this letter containing responses to the Comment Letter.  Concurrent with the filing of this letter, an amendment to the Schedule 13E-3 and revised preliminary proxy material are being filed.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

For your convenience, we have set forth below in boldface type the text of the Staff’s comments from the Comment Letter, followed by our response.  Page numbers referenced in the responses refer to the page numbers in the revised preliminary proxy statement filed on May 13, 2013.

Daniel F. Duchovny
May 13, 2013

Schedule 13E-3

General

1.
General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including all persons and entities associated with the Fitzgerald Parties.

RESPONSE:  The filing persons believe that all disclosure required by General Instruction C with respect to control persons has been provided.  In this regard, the Fitzgerald Parties (i.e., Robert E. Fitzgerald and Concorde Equity II, LLC) maintain that Mr. Fitzgerald is the sole control person with respect to the Fitzgerald Parties.

Item 4. Terms of the Transactions, page 5

2.	Please provide the disclosure required by Item 1004(b) of Regulation M-A with respect to all filing persons.

RESPONSE: In response to the Staff’s comment, the disclosure required by Item 1004(b) of Regulation M-A has been added to page 5 under the new caption “Purchases.”  Please note that the Company is the only filing person whose directors and officers will be having their shares of Company Common Stock acquired in the Merger.  The aggregate Merger consideration that would be payable to each director and officer other than Mr. Fitzgerald has been added to page 46 under “Special Factors--Interests of PHAZAR’s Directors and Executive Officers in the Merger” in response to this comment and comment no. 42.

Preliminary Proxy Statement on Schedule 14A

3.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the cover page of the proxy statement and the form of proxy have been revised to clearly identify each as being preliminary.

Cover Letter, page 1

4.
We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company’s stockholders “(other than the Fitzgerald Parties).” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure here (and throughout the proxy statement, as necessary) to state whether the filing persons made a fairness determination as to the going private transaction, not the price to be paid by Parent.

Daniel F. Duchovny
May 13, 2013

RESPONSE: In response to the Staff’s comment, the proxy statement has been revised throughout to refer to the fairness of the transaction to unaffiliated security holders.  Also in response to the Staff’s comment, the cover page and page 38 of the proxy statement have been revised to refer to the fairness determination of the going private transaction (i.e., the Merger), not the price to be paid by Parent.

Summary Term Sheet, page 1

5.
Please revise this section and the section entitled “Questions and Answers About the Special Meeting and the Merger” to avoid duplicative disclosure and to conform to the requirements of Item 1001 of Regulation M-A which requires a brief summary of the most material terms of the transaction. In this respect, we note that you should discuss the terms of the $500,000 loan issued by Mr. Fitzgerald to the company pursuant to the merger agreement and the purpose and effect of the loan as well as the Rollover and Voting Agreements.

RESPONSE: In response to the Staff’s comment, the “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” sections have been revised to eliminate duplicative disclosure.  In addition, disclosure has been added to the Summary Term Sheet section on page 3 regarding the $500,000 loan and the purpose and effect of the loan, as well as on page 2 regarding the purpose and effect of the Rollover and Voting Agreements.

Purpose and Reasons for the Merger, page 4

6.
Please revise this section, and throughout the proxy statement where applicable, to discuss that the purpose of the merger is to enable QAR and the Fitzgerald Parties to acquire 100% control of the company in a transaction in which the company’s shareholders, other than the Fitzgerald Parties, will be cashed out in exchange for $1.25 per share, so that QAR and the Fitzgerald Parties will bear the rewards and risks of the sole ownership of the company after the merger, including any future earnings and growth of the company as a result of improvements to the company’s operations or acquisitions of other businesses.

RESPONSE:  The “Purpose and Reasons for the Merger” subsection of the “Summary Term Sheet” section and the “Parent’s Purpose and Reasons for the Merger” section appearing on pages 5 and 38 of the proxy statement has been revised to add the requested disclosure.

Daniel F. Duchovny
May 13, 2013

Financing, page 5

7.
Please revise to include the total amount of funds necessary to complete the merger, including for the payment of the merger consideration to your unaffiliated security holders pursuant to the merger agreement.

RESPONSE:  In response to the Staff’s comment, the disclosure under “Financing” on page 6 has been revised to add the information requested.

Questions and Answers About the Special Meeting and the Merger, page 10

What vote of our stockholders is required to adopt the Merger Agreement?, page 10

8.
Please revise your disclosure to provide the percentage number of unaffiliated shares, given the Voting Agreement entered into between the Fitzgerald Parties and Havener Parties, required to vote in favor of the transaction for it to be approved.

RESPONSE:  In response to the Staff’s comment, the disclosure on pages 10-11 under “What vote of our stockholders is required to adopt the Merger Agreement” has been revised to add the information requested.

What happens if the Merger is not consummated? page 11

9.
Please revise your disclosure here, and throughout your proxy statement where applicable, to explain the current state of your operations and financial condition. For example, discuss and quantify your operating losses and provide explanation related to your statement that the company “could be required to file for bankruptcy.” We note your disclosure on page 26 that as of March 11, 2013, the company has no debt.

RESPONSE: In response to the Staff’s comment, the disclosure on pages 11-12 under “What happens if the Merger is not consummated” and on page 42 under “Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger” has been revised to provide the additional information requested.

Special Factors, page 13 Background of the Merger, page 13

10.	Please revise this section to explain how the purchase price was determined by the filing persons.

RESPONSE:

In response to the Staff’s comment, disclosure has been added to the eighth paragraph of the “Background to the Merger” section on page 15 to indicate how Mr. Fitzgerald determined to propose a purchase price of $1.25 per share and disclosure has been added to the ninth and tenth paragraphs of this section on pages 16-17 to further explain why the Board accepted Mr. Fitzgerald’s offer at this price.

Daniel F. Duchovny
May 13, 2013

11.
We note your disclosure on page 13 stating that the board has been “concerned that the size of the Company and the amount of revenue it has been generating is not enough to cover the costs associated with the Company’s NASDAQ listing and with being a public company.” Please provide context to this disclosure by providing historical revenue figures compared to the costs associated with the Company’s NASDAQ listing and with being a public company.

RESPONSE:  In response to the Staff’s comment, the first paragraph of the “Background to the Merger” section on page 14 has been revised to provide the information requested.

12.
Please confirm whether any of the current officers and directors are affiliated with Tracciare, Inc. Also, revise your disclosure to discuss the continued funding you contributed to Tracciare throughout 2012 pursuant to the Tracciare Note.

RESPONSE:  The Company confirms that none of its current officers and directors is affiliated with Tracciare, Inc.  Additional information regarding the continued funding provided to Tracciare has been added to the second, third, fourth and fifth paragraphs of the “Background to the Merger” section on page 14.

13.	Disclose the price offered by the investor referenced in the last paragraph on page 13.

RESPONSE:  The seventh paragraph of the “Background to the Merger” section on page 15 has been revised to provide the information requested.

14.	Please provide context to your disclosure related to the “recent $.35 drop” in your stock price. Provide the dates and price ranges related to this price drop.

RESPONSE:  The ninth paragraph of the “Background to the Merger” section on page 16 has been revised to provide the information requested.

15.	Please revise your disclosure to discuss the specific terms of the financing arrangements offered by the traditional and asset-based lenders that were “too onerous” on the company.

RESPONSE:  The sixth paragraph of the “Background to the Merger” section on page 15 has been revised in response to the Staff’s comment.

16.	Please explain the circumstances surrounding the board’s determination that a liquidation would likely result in a return for the company’s stockholders below $1.25.

Daniel F. Duchovny
May 13, 2013

RESPONSE:  The circumstances regarding the board’s determination that a liquidation would likely result in a return for the Company’s stockholders below $1.25 were as follows.  The Company’s real estate is located in a depressed market, and the Board believed that neither of the Company’s two properties would be readily saleable at a reasonable price at any point in the near future.  The Company’s ten-acre headquarters is a special use facility, limiting significantly the pool of likely interested buyers, and the Company’s 50-acre test site is essentially just raw land.  The advanced age of much of the Company’s equipment likely would limit significantly the amount received in a liquidation sale.  As is typical in liquidation transactions, the Board believed that the Company’s work in process and finished goods would generate little buyer interest, and the Company’s raw materials likely would be sold at a substantial discount to their carrying value.  Based on all of these factors, the Board did not view a liquidation as a viable alternative.  Disclosure to the foregoing effect has been added to the ninth paragraph under “Background to the Merger” on page 16.

17.
Explain the circumstances surrounding the board’s determination that Mr. Fitzgerald’s first and only offer of $1.25 per share and a $500,000 short-term loan on February 16, 2013 was “likely the best the market could offer” given the board did not attempt to solicit any third-party offers, took only two days to consider and then accept Mr. Fitzgerald’s proposed offer on February 18, 2013, and did not appear to have received any advice from a financial advisor or independent counsel. In this respect, also address the fact that Mr. Fitzgerald was present during the Board meeting at which the conclusion referenced above was made. Ensure to address each of these facts in the discussion of procedural fairness provided by each filing person.

RESPONSE:  There were a variety of factors that influenced the Board’s response to Mr. Fitzgerald’s offer.  As explained in the “Background to the Merger” section, the Company had pursued numerous financing possibilities, none of which proved successful.  This included the unsuccessful transaction for which the Company signed a non-binding term sheet in December 2012 with a potential outside investor who had sought to acquire a controlling interest in the Company simultaneous with a sale of substantially all of the assets of the Company to a management group, including Mr. Fitzgerald, at an effective price for the asset sale component of the transaction of $1.19 per share.  That transaction failed in mid-January 2013 after the potential outside investor informed the Company that it was no longer interested in the transaction.  With the failed transaction having so recently been abandoned, and with the transaction proposed by Mr. Fitzgerald being essentially the same, for all practical purposes, as the asset sale component of the failed transaction (because the only assets that would have been retained by the Company in the failed transaction were the Tracciare Note, which the Company subsequently wrote off in its entirety, and some remaining cash, which would reduce, dollar for dollar, the purchase price paid by the management group, and because the Company then had no debt), the Board had a relevant reference point with which to evaluate Mr. Fitzgerald’s offer.  Moreover, at the time of Mr. Fitzgerald’s offer, the Company’s cash levels were so low that the Company was in danger of not being able to meet its payroll obligations.  Mr. Fitzgerald’s offer seemed to have the twin benefits of what appeared to be a fair purchase price and a solution to the Company’s short-term cash flow problems.  For these reasons, the Board agreed in principle to accept Mr. Fitzgerald’s proposed offer by signing a term sheet.

Daniel F. Duchovny
May 13, 2013

Mr. Fitzgerald was present during part of the February 18, 2013 board meeting to discuss his offer with the other directors and to respond to their questions.  However, Mr. Fitzgerald left the meeting after the other directors indicated that they had no further questions for him, to enable the Board to further discuss the proposal, and ultimately to vote on the proposal, outside of his presence.

The ninth and tenth paragraphs of the “Background to the Merger” section on pages 16-17 have been revised to reflect the above response to the Staff’s comment. Page 41, under “Parent’s, merger Sub’s, and the Fitzgerald Parties’ Position as to Fairness of the Merger,” also has been revised in response to the Staff’s comment.

18.
We note your disclosure on page 15 that “no potential acquirers had approached the Company with credible offers worth more than $1.25 per share of Common stock.” [emphasis added] Please confirm whether the company received any offers from any potential acquirers, and if so, provide brief disclosure related to the offers received.

RESPONSE:  While two outside parties contacted the Company subsequent to the public announcement of Mr. Fitzgerald’s offer to express an interested in an alternative transaction, neither of these parties responded to the Company’s invitation to enter into a non-disclosure agreement and conduct a due diligence investigation of the Company and no potential acquirer approached the Company with an offer.  The language quoted in the Staff’s comment above has been revised accordingly in the eleventh paragraph of the “Background to the Merger” section.  See page 17.

Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger, page 18

19.	Please revise your disclosure on page 15 to explain why the Board determined that a fair vote could be conducted despite Mr. Fitzgerald voting approximately 11.8% of the company’s shares.

RESPONSE:  The twelfth paragraph of the “Background to the Merger” section on page 18 has been revised in response to the Staff’s comment.

20.
Please revise your disclosure on page 19 regarding the transaction giving security holders “certainty of value for their shares.” While the value of the cash consideration to be received by security holders may be certain, the value of the Shares is not.

RESPONSE:  The disclosure referred to above, which now appears on page 22, has been revised in response to the Staff’s comment.

Daniel F. Duchovny
May 13, 2013

21.	Refer to our prior comment 9. Quantify your ongoing operating losses in the first bullet point on page 19.

RESPONSE:  The bullet point referred to above, which now appears on page 21, has been revised in response to the Staff’s comment.

22.	Revise your disclosure to briefly summarize the operating risks of the company’s business, as referenced in the fourth bullet point on page 19.

RESPONSE:  The bullet point referred to above, which now appears on page 22, has been revised in response to the Staff’s comment.

23.
Please revise the third bullet point and the penultimate bullet point on page 19 to explain how the board considered the company’s business, assets, financial condition, and results of operations, strategy and prospects, and the nature of the company’s industry. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board’s analysis? To the extent the two bullet points attempt to address the same reason, please revise to avoid duplication.

RESPONSE:  In response to the Staff’s comment, the first of the two bullet points referred to above, which now appears on page 22, has been revised to provide the requested explanation, and the second of the two bullet points referred to above has been deleted to avoid duplication.

24.
We note that the board of directors considered the opinion by ValueScope. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

RESPONSE:  The subsection entitled “Opinion of ValueScope, Inc.” on page 4 and the third bullet on page 23 have been revised per the Staff’s request.

25.
Please balance your disclosure on pages 20 and 21 related to the “thorough negotiations” held between the board and the Parent and Fitzgerald Parties regarding the merger agreement, and also the procedural safeguards the board believed to be present to ensure the fairness of the merger, with disclosure discussing that only one proposal was submitted by Mr. Fitzgerald, the proposal was accepted by the board two days later and the merger agreement was finalized and signed less than one month after the initial proposal was submitted by Mr. Fitzgerald.

RESPONSE:  The disclosure referred to above, which now appears on page 23, has been revised in response to the Staff’s comment.

Daniel F. Duchovny
May 13, 2013

26.
Please revise your disclosure of the negative factors relating to the merger agreement to also include the fact that given the percentage ownership of the outstanding shares of common stock of the Fitzgerald Parties, it was not necessary to structure the merger to require adoption of the merger agreement by a majority of the unaffiliated stockholders. Refer to Item 1014(c) of Regulation M-A.

RESPONSE:  On page 25, the disclosure of negative factors has been revised in response to the Staff’s comment.

27.
Please briefly discuss the restrictions on the conduct of the company’s business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

RESPONSE:  In response to the Staff’s comment, a brief description of these restrictions has been added to the section “The Merger Agreement—Conduct of Business Pending the Merger” and a cross-reference to that section has been added to the negative factor referred to in the Staff’s comment. See pages 59-61.

28.
Please revise the second to last bullet point on page 22 to address the fact that the receipt of cash in exchange for shares of common stock of the company pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes for all shareholders, other than the Fitzgerald Parties, who receive merger consideration.

RESPONSE:  The bullet point referred to in the Staff’s comment, which now appears on page 26, has been revised in response to the comment.

29.
We note your disclosure on page 22 discussing that the board considered liquidation value, but not net book value, in the course of reaching its decision to approve the merger agreement. Please also disclose whether the board considered current and historical market prices of the company in the course of reaching its decision to approve the merger agreement and determining the merger was fair and in the best interests of the unaffiliated security holders. Refer to Instruction 2 to Item 1014 of Regulation M-A. Also, revise the last paragraph on page 22 to explain why the board considered the value of the company assets in a liquidation to be uncertain at a time when the board had the Value Scope analysis and presentation which included a liquidation analysis.

RESPONSE:  The paragraph referred to in the Staff’s comment, which now appears on pages 26-27, has been revised in response to the comment.

Valuation of Common Stock by ValueScope, Inc., page 23

30.
We note your disclosure on page 24 that ValueScope conducted discussions with the company’s management regarding the company’s current operations and the expectations of future performance. We also note that the list on page 24 does not reference financial projections while the presentation of ValueScope filed as an exhibit to the Schedule 13E-3 does. Please note that all financial projections prepared by management and provided to the fairness advisor must be disclosed in the proxy statement.

Daniel F. Duchovny
May 13, 2013

RESPONSE:  Two tables have been added to the section “Valuation of Common Stock by ValueScope, Inc.” on pages 29-30 that exhibit the financial and cash flow projections supplied by the Company to ValueScope for the purpose of ValueScope preparing the Valuation Opinion. These were the only projections supplied by the Company to ValueScope.

31.
Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis, (ii) the names of the comparable companies and the enterprise values for each comparable company used in the Public Company Analysis, (iii) the 11 transactions considered and the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

RESPONSE:  Multiple revisions have been made and several tables have been added to the section “Valuation of Common Stock by ValueScope, Inc.”, which now begins on page 27, in response to the Staff’s comments.

32.	Provide the implied per share reference ranges for each analysis conducted by ValueScope.

RESPONSE:  A table has been added to page 31 in response to the Staff’s comment.

33.	Please revise to include the pricing multiples of the guideline companies and also for the 11 transactions, including the range, mean and median for each multiple.

RESPONSE:  A table has been added to page 35 in response to the Staff’s comment.

Discounted Cash Flow Method, page 25

34.	Please disclose the basis for using a 19% discount rate in this analysis.

RESPONSE:  The section “Valuation of Common Stock by ValueScope, Inc.—Discounted Cash Flow Method”, beginning on page 32 has been revised to include the Staff’s requested disclosure.

Stock Price, page 27

35.
Please revise to include the closing prices of your common shares on March 7, 8 and 11, 2013. Please explain why ValueScope conducted an analysis of your closing stock price on only three trading days. Explain the significance of the three trading days chosen for this analysis and explain how an unaffiliated security holder should interpret this analysis as going to the fairness of the merger consideration. Also, in an appropriate section of the proxy statement, disclose whether or not the board questioned ValueScope’s choice of measurement period for this analysis, given that other financial advisors use periods such as 30 days, 90 days and one year prior to the date of the announcement of the transaction.

Daniel F. Duchovny
May 13, 2013

RESPONSE:  The subsection entitled “Valuation of Common Stock by ValueScope, Inc.—Stock Price”, on page 36, has been revised to respond to the Staff’s comments.

Term Sheet Offer, page 27

36.
Specifically explain how ValueScope determined the equity value of the company to be $2,906,000 pursuant to this analysis. Also, explain why ValueScope used the price offered by Parent to assess the value of the shares that Parent was attempting to purchase: it appears that using the stock price offered and against which the board had to measure fairness presents a circular analysis and may influence the value that Value Scope ultimately produces in its work.

RESPONSE:  This section, which now appears on page 36, has been revised in response to the Staff’s comment.

Reconciliation and Conclusion of Value, page 27

37.
Please revise to explain how ValueScope determined the weights assigned to each valuation analysis conducted. Please also specifically discuss how ValueScope determined its final equity value and per share value of $2,759,000 and $1.19 per share, respectively.

RESPONSE:  This section, which now appears on pages 36-37, has been revised in response to the Staff’s comment.

Parent’s Purpose and Reasons for the Merger, page 27

38.
Please revise this section to quantify the cost savings from which the Parent and the Fitzgerald Parties will benefit from with the company no longer being a publicly reporting company after the merger is completed.

RESPONSE:  The sections that address the cost savings, which now appear on pages 38 and 44, have been revised in response to the Staff’s comment.

Daniel F. Duchovny
May 13, 2013

Parent’s, Merger Sub’s, and the Fitzgerald Parties’ Position as to Fairness of the Merger, page 28

39.
All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise your disclosure in this section to address in detail all of the factors listed in Instruction 2. In addition, please note that conclusory statements, such as references to favorable and unfavorable factors considered, or factors which “generally support” conclusions, are insufficient. See Question 21 of Exchange Act Release No. 34-17719. If one or more of the factors were not considered, state that fact and explain why any such factor was not deemed material or relevant.

RESPONSE:  This section, which now can be found at pages 38-41, has been revised to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, in response to the Staff’s comment.

40.
Revise this section to specifically identify how the various fairness determinations were reached in the absence of the procedural safeguards identified in Item 1014(c) and (d) of Regulation M-A. See Question 21 of Exchange Act Release No. 34-17719. We note your disclosure on page 21.

RESPONSE:  This section, which now begins on page 38 has been revised in response to the Staff’s comment.

Certain Effects of the Merger, page 30

41.	Disclose the information required by Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE:  The “Certain Effects of the Merger” section, which now appears on pages 42-45, has been revised in response to the Staff’s comment.

Interests of PHAZAR’s Directors and Executive Officers in the Merger, page 32

42.
Disclose the payments to be received by each of your directors and officers as a result of the merger, including in respect of shares, options, and change of control provisions in employment agreements.

RESPONSE:  A table showing the merger consideration to be paid to each of the Company's directors and executive officers (other than Mr. Fitzgerald) for their shares of Common Stock, based on the per share merger consideration of $1.25, has been added to the section entitled “Interests of PHAZAR’s Directors and Executive Officers in the Merger” beginning on page 45 in response to the Staff’s comment. As indicated in this section, no director or executive officer will receive any employment agreement change in control benefits, and no option holder will receive payments in the merger, since none of the outstanding options has an exercise price below $1.25 per share.

Fees and Expenses, page 35

43.	Revise the table to include all expenses incurred or estimated to be incurred in connection with the transaction. Refer to Item 1007(c) of Regulation M-A.

Daniel F. Duchovny
May 13, 2013

RESPONSE:  The table under “Fees and Expenses,” which now appears on page 49 has been revised in response to the Staff’s comment.

Additional Business and Financial Information Regarding the Company, page 54

44.	Disclose the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A.

RESPONSE:

The Company has neither debt nor preferred securities in either registered or unregistered classes.  In addition, the Company is a “smaller reporting company,” as defined by Item 10(f) of Regulation S-K. Therefore, the Company does not believe that the ratio of earnings to fixed charges requirement is applicable to it.

Attached hereto is a written statement from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (817) 878-0500 with any questions.

Sincerely,

/s/ John R. Fahy

John R. Fahy

cc:           Gary W. Havener
Robert E. Fitzgerald
Vernon E. Rew, Jr.
R. Jason Pierce
Craig M. Scheer, P.C.

ACKNOWLEDGMENT

Reference is made to the Schedule 13E-3, as amended (the “Schedule 13E-3”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Phazar Corp. (the “Company’), QAR Industries, Inc., Antenna Products Acquisition Corp., Robert E. Fitzgerald and Concorde Equity II, LLC (each a “filing person” and collectively, the “filing persons”), and the revised preliminary proxy statement (the “Proxy Statement” and together with the Schedule 13E-3, the “filings”) filed concurrently herewith with the Commission by the Company.  Each filing person acknowledges with respect to each filing by such filing person that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated as of May 13, 2013

PHAZAR CORP.

By:	/s/ Gary W. Havener
Name: Gary W. Havener
Title: Chairman of the Board

QAR INDUSTRIES, INC.

By:	/s/ Robert Fitzgerald
Name: Robert Fitzgerald
Title: President

ANTENNA PRODUCTS ACQUISITION CORP.

By:	/s/ Robert Fitzgerald
Name: Robert E. Fitzgerald
Title: President

/s/ Robert Fitzgerald
Robert E. Fitzgerald

CONCORDE EQUITY II, LLC

By:	/s/ Robert Fitzgerald
Name: Robert Fitzgerald